

December 27, 2023

Xin Sun
Chief Executive Officer
China Health Industries Holdings, Inc.
3199-1 Longxiang Road, Songbei District, Harbin City
Heilongjiang Province
People's Republic of China

>   **Re: China Health Industries Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2023**
>   **File No. 000-51060**

Dear Xin Sun:

We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2023

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections., page 30

1. We note your response letter dated April 10, 2023 indicated that you would "electronically submit to the Commission on a supplemental basis a register of the shareholders of the Company's issued and outstanding equity securities, to establish that the Company is not owned or controlled by a governmental entity in any foreign jurisdiction on or before the due date of the 10-K for FY2023" in order to comply with Item 9C(a) of Form 10-K. However, it appears that you are delinquent in submitting this information. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form "SPDSCL-HFCAA-GOV" or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlie Guidry at 202-551-3621 or Christopher Dunham at 202-551-3783 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Elizabeth Fei Chen